Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges
Omnicare, Inc. and Subsidiary Companies
(in thousands, except ratio)

	Three months ended September 30,				Nine months ended September 30,
	2013		2012		2013		2012
Income (loss) before income taxes (2)	$(90,779)		$94,695		$82,921		$219,205
Add fixed charges:
Interest expense	23,143		23,661		68,373		70,808
Amortization of discount on convertible notes (1)	6,218		5,839		18,474		18,118
Amortization of debt issuance expense	922		1,311		2,849		4,271
Interest expense-special items (2)	4,784		8,270		4,784		12,363
Interest portion of rent expense	4,406		4,557		12,953		13,637
Adjusted income (loss)	$(51,306)		$138,333		$190,354		$338,402
Fixed charges:
Interest expense	$23,143		$23,661		$68,373		$70,808
Amortization of discount on convertible notes (1)	6,218		5,839		18,474		18,118
Amortization of debt issuance expense	922		1,311		2,849		4,271
Interest expense-special items (2)	4,784		8,270		4,784		12,363
Interest portion of rent expense	4,406		4,557		12,953		13,637
Fixed charges	$39,473		$43,638		$107,433		$119,197
Ratio of earnings to fixed charges(3)	—	x	3.2	x	1.8	x	2.8	x

(1)	See the “Debt” note of the Notes to Consolidated Financial Statements.

(2)
Certain of the Company’s debt agreements and indentures provide for the exclusion of various special charges from applicable financial covenant coverage calculations.  The following listing of charges, which are included in the Company’s income from continuing operations before income taxes, includes certain of these excludable charges (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Settlement, litigation and other related charges (a)	$143,484	$4,931	$169,615	$38,227
Other charges (b)	61,632	5,036	96,906	65,757
Total - non-interest expense special items	$205,116	$9,967	$266,521	$103,984
Interest expense special items (c)	$4,784	$8,270	$4,784	$12,363
(a) See further discussion at the "Commitment and Contingencies" note of the Notes to the Consolidated Financial Statements.
(b) See further discussion at the "Other Charges" caption of the "Significant Accounting Policies" note of the Notes to the Consolidated Financial Statements.
(c) See the "Debt" note of the Notes to the Consolidated Financial Statements.

(3)
The ratio of earnings to fixed charges has been computed by adding income before income taxes and fixed charges to derive adjusted income, and dividing adjusted income by fixed charges.  Fixed charges consist of interest expense on debt (including the amortization of debt expense) and one-third (the proportion deemed representative of the interest portion) of rent expense.  Due to the registrant’s loss (including the charges/(credits) above) in the three months ended September 30, 2013, the ratio coverage was less than 1:1. The registrant would have needed to generate additional earnings of $90,779 to achieve a coverage of 1:1 in the three months ended September 30, 2013.